

September 15, 2011

Via E-mail
Mr. Robert M. Friedland
Chief Executive Officer
Ivanhoe Energy Inc.
654-999 Canada Place
Vancouver, BC, Canada V6C 3E1

      Re: **Ivanhoe Energy Inc.**
                Form 10-K for the Fiscal Year ended December 31, 2010
                Filed March 16, 2011
                Form 10-Q for the Fiscal Quarter ended June 30, 2011
                Filed August 9, 2011
                File No. 000-30586

Dear Mr. Friedland:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Liquidity and Capital Resources, page 28

1.   We note your disclosure explaining that you have not recorded a provision for asset retirement costs in connection with your oil and gas operations in China. Tell us how you concluded that you have no obligation to remediate these wells and fields once you have completed production; and identify the party that you believe is responsible for the remediation. Please describe the procedures that are typically performed by you and by others in concluding operations on wells that have been depleted and identify the organization within China that regulates such activities in the areas of your operations.

Financial Statements, page 36

Note 4 – Intangible Assets, page 47

2.   We note your intangible asset consists of an exclusive, irrevocable license to deploy HTL technology that you acquired in 2005; and that you have been developing the HTL process with the intent to commercialize. Please disclose the status of such development and explain how you account for the costs. Also tell us your basis for not amortizing the amounts capitalized and describe the support that you have compiled in concluding that such amounts continue to be fully recoverable, considering the extended period of time which you have held the license without achieving commercialization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief